UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CALLE LAS BEGONIAS NO. 415,
SAN ISIDRO, LIMA, PERU
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Lima, July 24, 2025.

Dear Sirs/Madams:

Superintendency of the Securities Market

Present.-

Subject: Material Event

For our consideration:

We refer to the Material Event published on May 29, 2025, whereby we announced the publication of the “Notice of Full Redemption,” through which the Company notified that, in accordance with the redemption mechanism contemplated in the Indenture for the issuance of the Company’s debt instruments denominated “5.500% Senior Notes due 2026" in circulation, issued under Rule 144A and Regulation S of the U.S. Securities Act of 1933, placed on the international market under the laws of New York, United States (the “2026 Notes”), and in the documents related to the issuance, all of the 2026 Notes outstanding on the date thereof would be redeemed.

In this regard, we hereby inform you that yesterday, July 23, 2025, was the redemption date for the 2026 Notes, with all outstanding 2026 Notes having been redeemed.

With nothing else to report, we remain at your service.

Kind regards,

Daniel Domínguez Vera

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: July 30, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer